SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated July 20, 2006

Nokia Corporation
Nokia House

Keilalahdentie 4
02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒               Form 40-F   ☐

Enclosures:

1.                 Nokia stock exchange release dated July 20, 2006 and titled: Nokia reports Q2 2006 net sales of EUR 9.8 billion and EPS of EUR 0.28

PRESS RELEASE

July 20, 2006

Nokia reports Q2 2006 net sales of EUR 9.8 billion and EPS of EUR 0.28

Nokia delivers another strong quarter of growth, with net sales up 22%

	NOKIA IN THE SECOND QUARTER 2006
EUR million	Q2/2006*	Q2/2005**	Change
Net sales	9 813	8 059	22%
Mobile Phones	5 875	4 864	21%
Multimedia	1 891	1 377	37%
Enterprise Solutions	283	198	43%
Networks	1 766	1 620	9%
Operating profit	1 502	1 004	50%
Mobile Phones	979	789	24%
Multimedia	304	126	141%
Enterprise Solutions	-63	-76
Networks	399	209	91%
Common Group Expenses	-117	-44
Operating margin (%)	15.3%	12.5%
Mobile Phones (%)	16.7%	16.2%
Multimedia (%)	16.1%	9.2%
Enterprise Solutions (%)	-22.3%	-38.4%
Networks (%)	22.6%	12.9%
Net profit	1 140	799	43%
EPS, EUR
Basic	0.28	0.18	56%
Diluted	0.28	0.18	56%

*Q2 2006 special items:

•                  Networks operating profit includes a gain of EUR 276 million representing Nokia’s share of the proceeds from the Telsim sale.

•                  Excluding this special item, diluted EPS was EUR 0.23.

**Q2 2005 special items:

•                  Nokia’s operating profit includes a gain of EUR 37 million related to real estate sales booked in the group common other income.

•                  Nokia’s financial income was positively affected by a gain of EUR 17 million representing the sale of the remaining portion of the France Telecom bond.

•                  Excluding these special items, diluted EPS was EUR 0.17.

SECOND QUARTER 2006 HIGHLIGHTS

•                  Estimated industry device volumes of 230 million units, up 7% sequentially and up 26% year on year.

•                  Nokia device volumes of 78.4 million units, up 4% sequentially and up 29% year on year.

•                  Nokia estimated device market share 34%, down from 35% in Q1 2006 and up from 33% in Q2 2005.

•                  Nokia device ASP of EUR 102, down from EUR 103 in Q1 2006.

•                  Nokia diluted EPS was EUR 0.28, and excluding the EUR 276 million Telsim gain was EUR 0.23.

•                  Nokia Nseries multimedia computer volumes up almost 60% sequentially to more than 3 million units.

•                  Nokia Q2 WCDMA global device market share up significantly to over 30%.

OLLI-PEKKA KALLASVUO, NOKIA CEO:

“In the second quarter, Nokia delivered strong year-on-year growth in net sales, operating profit and EPS. At an industry level, the markets for both mobile devices and mobile infrastructure continued to show healthy growth.

In devices, we started initial shipments of several new products – including important ones in Mobile Phones’ mid-range, the Nokia Nseries and the Nokia Eseries – further strengthening our product portfolio. In the WCDMA device market Nokia continued to build on its excellent position, with our volumes growing almost 50 percent from the first quarter, yielding a considerable increase in our WCDMA global market share to well over 30 percent. In infrastructure, Networks has continued with its focused strategy of building scale by taking market share and increasing its footprint in the high growth geographies.

During the second quarter Nokia made two significant strategic announcements. We stated our intention to restructure our CDMA business, following the decision not to proceed with the proposed CDMA company with Sanyo. Once completed, this restructuring is expected to have a positive impact on Nokia’s operating margin. In addition, Nokia and Siemens announced a definitive agreement to merge Nokia’s Networks business group and Siemens’ carrier-related operations into a new company, creating a powerful leader in the wireless and wireline carrier market.”

INDUSTRY AND NOKIA OUTLOOK FOR THE THIRD QUARTER AND FULL YEAR 2006

•                  Nokia expects industry mobile device volumes in the third quarter 2006 to be up sequentially, although to be less than the second quarter 2006 sequential increase.

•                  We expect Nokia’s device market share in the third quarter 2006 to be approximately at the same level sequentially.

•                  Sales in our networks business are expected to develop according to normal seasonality in the third quarter.

•                  Nokia continues to expect the mobile device market volume to grow by 15% or more in 2006, from our estimate of approximately 795 million units in 2005.

•                  We continue to expect the device industry to experience value growth in 2006, but expect some decline in industry ASPs, primarily reflecting the increasing impact of the emerging markets and competitive factors in general.

•                  Nokia continues to expect moderate growth in the mobile infrastructure market in euro terms in 2006.

•                  Nokia continues to target an increase in its 2006 market share in mobile devices and infrastructure.

Q2 2006 FINANCIAL HIGHLIGHTS

(Comparisons are given to the second quarter 2005 results, unless otherwise indicated.)

NOKIA GROUP

Nokia’s second quarter 2006 net sales increased 22% to EUR 9.8 billion, compared with EUR 8.1 billion in the second quarter 2005. At constant currency, group net sales would have increased 17%.

Nokia’s second quarter 2006 operating profit grew 50% to EUR 1.5 billion (including the positive impact of the EUR 276 million special item), compared with EUR 1.0 billion in the second quarter 2005 (including the positive impact of a EUR 37 million special item). Nokia’s second quarter 2006 operating margin was 15.3% (12.5%), including the positive impact of the respective special items.

Operating cash flow for the second quarter 2006 was EUR 0.9 billion, compared with EUR 510 million for the second quarter 2005, and total combined cash and other liquid assets were EUR 7.9 billion, compared with EUR 9.9 billion at December 31, 2005. As of June 30, 2006, our net debt-equity ratio (gearing) was -67%, compared with -77% at December 31, 2005.

Mobile devices

In the second quarter 2006, the total mobile device volume achieved by our Mobile Phones, Multimedia and Enterprise Solutions business groups reached 78.4 million units, representing 29% year-on-year growth and a 4% sequential increase. The overall industry volume for the same period reached an estimated 230 million units, representing 26% year-on-year growth and a 7% sequential increase.

Converged device (smartphone) industry volumes increased to an estimated 18.3 million units, compared with 12 million units in Q2 2005. Nokia’s own converged device volume rose to 9.0 million units, compared with 6.7 million units in Q2 2005. The converged device segment continued to be the fastest growing area in mobile device volumes globally.

The following chart sets out Nokia’s mobile device volumes for the periods indicated, as well as the year-on-year and sequential growth rates by geographic area.

NOKIA MOBILE DEVICE VOLUME BY GEOGRAPHIC AREA

(million units)	Q2 2006	Q2 2005	YoY Change (%)	Q1 2006	QoQ Change (%)
Europe	21.1	18.8	12.2	20.4	3.4
Middle East & Africa	12.5	9.0	38.9	11.9	5.0
China	11.7	7.4	58.1	10.9	7.3
Asia-Pacific	18.8	10.5	79.0	16.4	14.6
North America	5.2	6.0	-13.3	8.4	-38.1
Latin America	9.1	9.1	0.0	7.1	28.2
Total	78.4	60.8	28.9	75.1	4.4

Based on our preliminary market estimate, Nokia’s market share for the second quarter 2006 was 34%, compared with 33% in the second quarter 2005 and 35% in the first quarter 2006. Nokia’s year-on-year market share increase was driven primarily by strong gains in China and Asia-Pacific. Sequential market share gains in Europe, Asia-Pacific and China were more than offset by sequential market share declines in North America, Latin America and Middle East & Africa. The decline in Nokia’s volumes in North America was impacted by a significant order cancellation at one of our customers in the pre-pay market. While Nokia experienced sequential volume growth in Latin America, it was slower than the market growth. Nokia’s significant sequential market share growth in Europe was driven by very strong gains in its European WCDMA market share.

Nokia’s average selling price in the second quarter 2006 was EUR 102, down from EUR 105 in the second quarter 2005 and down from EUR 103 in the first quarter 2006. Our ASP in the second quarter 2006 was driven by a higher proportion of lower-priced devices and the ramp up of new mid-range products only towards the end of the quarter, balanced by strong sales of higher-priced products including WCDMA and Nokia Nseries devices.

Business Groups

Mobile Phones: Second quarter 2006 net sales grew 21% to EUR 5.9 billion, compared with EUR 4.9 billion in the second quarter 2005, driven by strong industry volumes and our competitive product portfolio. Net sales increased in all regions year on year except Middle East & Africa, with growth strongest in China, Asia-Pacific and Latin America.

Mobile Phones operating profit grew 24% to EUR 979 million, compared with EUR 789 million in the second quarter 2005, with an operating margin of 16.7% (16.2%). Operating profit growth in the second quarter 2006 was supported by strong net sales growth and improved operating-cost management compared with the second quarter 2005.

Multimedia: Second quarter 2006 net sales increased 37% to EUR 1.9 billion, compared with EUR 1.4 billion in the second quarter 2005. Net sales increased year on year in all regions expect for North America and Latin America. Multimedia net sales more than doubled year on year in Asia-Pacific and China.

Multimedia second quarter operating profit grew 141% to EUR 304 million, compared with EUR 126 million in the second quarter 2005, with an operating margin of 16.1% (9.2%). Operating profit growth in the second quarter 2006 was driven by strong net sales, particularly sales of Nokia Nseries multimedia computers, and positive operating leverage compared to the second quarter 2005.

Enterprise Solutions: Second quarter 2006 net sales increased 43% to EUR 283 million, compared with EUR 198 million in the second quarter 2005. Net sales were up significantly year on year in all regions except Latin America. Net sales were positively impacted by sales across all units, including mobile devices, security and mobile software.

In the second quarter 2006, Enterprise Solutions had an operating loss of EUR 63 million, compared with an operating loss of EUR 76 million in the second quarter 2005.

Networks: Second quarter 2006 net sales increased 9% to EUR 1.8 billion, compared with EUR 1.6 billion in the second quarter 2005. Net sales were positively impacted year on year by Nokia’s improved position in the emerging markets, and increased in all regions except Latin America and Europe. Net sales more than doubled year on year in Middle East & Africa.

Networks second quarter operating profit increased 91% to EUR 399 million, compared with EUR 209 million in the second quarter 2005, with an operating margin of 22.6% (12.9%). Reported second quarter 2006 operating profit was positively impacted by a gain of EUR 276 million from Nokia’s share of the proceeds of the Telsim sale. Operating profit excluding this gain for the second quarter 2006 was EUR 123 million, with an operating margin of 7.0%. Lower year-on-year profitability, excluding the special item, reflected concerted efforts to gain market share, a greater proportion of sales from the emerging markets, strong price competition, and a higher share of services sales.

Q2 2006 OPERATING HIGHLIGHTS

Mobile Phones

•                  Nokia announced that it will not be forming the proposed CDMA device company with Sanyo.  Moving forward, Nokia intends to participate selectively in key CDMA markets, with a special focus on North America. Nokia plans to ramp down its own CDMA R&D and manufacturing by April 2007.

•                  Nokia introduced its lowest-cost camera phone, the Nokia 6080.

•                  There was strong initial demand for the stylish Nokia 6131 clamshell, which began shipping in Q2.

•                  Nokia introduced the Nokia 6151, its lowest-cost 3G model, adding to Nokia’s growing 3G product portfolio.

•                  The Nokia 6233 and Nokia 6234 mid-range WCDMA phones began shipping in Q2.

•                  Since its launch in Q1, the Nokia 3250 music phone has sold more than 1 million units.

•                  Sales began of the Nokia 2610, Nokia 2310 and Nokia 1110, all of which are targeted at consumers in new growth markets.

Multimedia

•                  There was strong demand in Q2 for Nokia’s new multimedia computers: the Nokia N80 and Nokia N91.

•                  Nokia announced three more Nokia Nseries products: the Nokia N72, Nokia N73 and Nokia N93.

•                  Nokia announced cooperation with Yahoo! and Flickr in Nokia Nseries multimedia computers.

•                  Technical Image Press Association (TIPA) chose the Nokia N80 as the best mobile imaging device.

•                  Digita and Nokia signed the world’s first commercial DVB-H mobile TV platform supply contract, and Nokia N92 mobile TV devices were used during the World Cup football championships for live broadcasts over DVB-H technology.

•                  Nokia introduced a new software upgrade for the Nokia 770 Internet Tablet, including support for rich Internet communications with pre-installed Google Talk.

Enterprise Solutions

•                  Strong ramp up of the Nokia Eseries devices – E60, E61, and E70 – in Europe and Asia, with volume shipments expected to commence in Q3 2006.

•                  Launch of  the Nokia E50, the latest of our Nokia Eseries devices and the smallest S60 Nokia device, expected to begin shipping in Q3 2006.

•                  Two device management announcements represented the first integration of Intellisync and Nokia assets, following the completion of Nokia’s acquisition of Intellisync in February.

•                  Nokia announced plans to offer Unified Threat Management (UTM) in our portfolio of high-performance IP Security Platforms.

Networks

•                  Nokia and Siemens announced a definitive agreement to merge Nokia’s networks business and Siemens’ carrier-related operations into a new company, to be called Nokia Siemens Networks. The closing is expected to take place by January 1, 2007.

•                  Nokia announced a managed-services contract extension with Hutchison Essar in India.

•                  Nokia’s HSDPA solution was launched by several customers, including Smart in the Philippines, Celcom in Malaysia, SFR in France and Elisa in Finland.

•                  Nokia announced a radio network contract with Warid Telecom, a GSM/EDGE agreement with BAE Systems, and GSM network contracts with MTPCS (Montana, USA) and Cable & Wireless in the British Virgin Islands. Nokia also won GSM network expansion deals with AIS Thailand, Sichuan Unicom, and Viaero Wireless.

•                  Nokia announced mobile softswitching contracts with several operators, including Sichuan Unicom, Hong Kong’s CSL and Telenor Mobile Sweden.

•                  In WCDMA, Nokia signed contracts with Denmark’s Sonofon and Cable & Wireless Channel Islands.

•                  New solution launches in the quarter included the Nokia Pico WCDMA Base Station, which will allow operators to capture more indoor network traffic, and the Nokia Business Communication Solution and Unified Charging Suite.

•                  Nokia announced an acquisition of LCC International’s US deployment business, including civil works and site acquisition services.

For more information on the operating highlights mentioned above, please refer to related press announcements, which can be accessed at the following link: http://www.nokia.com/press

NOKIA IN THE SECOND QUARTER 2006

(International Financial Reporting Standards (IFRS) comparisons given to the second quarter 2005 results, unless otherwise indicated.)

Nokia’s net sales increased 22% to EUR 9 813 million (EUR 8 059 million). Sales of Mobile Phones increased 21% to EUR 5 875 million (EUR 4 864 million). Sales of Multimedia increased 37% to EUR 1 891 million (EUR 1 377 million). Sales of Enterprise Solutions increased 43% and totaled EUR 283 million (EUR 198 million). Sales of Networks increased 9% to EUR 1 766 million (EUR 1 620 million).

Operating profit increased to EUR 1 502 million (EUR 1 004 million), representing an operating margin of 15.3% (12.5%). Operating profit in Mobile Phones increased 24% to EUR 979 million (EUR 789 million), representing an operating margin of 16.7% (16.2%). Operating profit in Multimedia increased 141% to EUR 304 million (EUR 126 million), representing an operating margin of 16.1% (9.2%). Enterprise Solutions reported an operating loss of EUR 63 million (operating loss of EUR 76 million). Operating profit in Networks increased 91% to EUR 399 million (EUR 209 million), representing an operating margin of 22.6% (12.9%).  Networks operating profit includes a gain of EUR 276 million representing Nokia’s share of the proceeds from the Telsim sale. Common Group expenses totaled EUR 117 million (EUR 44 million, including a EUR 37 million gain on the sale of real estate).

Financial income was EUR 55 million (EUR 103 million, including a gain of EUR 17 million representing the sale of the remaining portion of the France Telecom bond). Profit before tax and minority interests was EUR 1 565 million (EUR 1 108 million). Net profit totaled EUR 1 140 million (EUR 799 million). Earnings per share increased to EUR 0.28 (basic) and to EUR 0.28 (diluted), compared with EUR 0.18 (basic) and EUR 0.18 (diluted) in the second quarter of 2005.

NokIA IN January - june 2006

(International Financial Reporting Standards (IFRS) comparisons given to the January - June 2005 results, unless otherwise indicated.)

Nokia’s net sales increased 25% to EUR 19 320 million (EUR 15 455 million). Sales of Mobile Phones increased 25% to EUR 11 744 million (EUR 9 391 million). Sales of Multimedia increased 45% to EUR 3 649 million
(EUR 2 510 million). Sales of Enterprise Solutions decreased 7% and totaled EUR 469 million (EUR 505 million). Sales of Networks increased 14% to EUR 3 465 million (EUR 3 051 million).

Operating profit increased to EUR 2 869 million (EUR 2 122 million), representing an operating margin of 14.8% (13.7%). Operating profit in Mobile Phones increased 24% to EUR 2 064 million (EUR 1 658 million), representing an operating margin of 17.6% (17.7%). Operating profit in Multimedia increased 123% to EUR 627 million (EUR 281 million), representing an operating margin of 17.2% (11.2%). Enterprise Solutions reported an operating loss of EUR 129 million (operating loss of EUR 85 million). Operating profit in Networks increased 27% to EUR 548 million (EUR 430 million), representing an operating margin of 15.8% (14.1%). Common Group expenses totaled EUR 241 million (EUR 162 million).

In the period from January to June 2006, net financial income was EUR 129 million (EUR 181 million). Profit before tax and minority interests was EUR 3 010 million (EUR 2 300 million). Net profit totaled EUR 2 188 million (EUR 1 662 million). Earnings per share increased to EUR 0.53 (basic) and to EUR 0.53 (diluted), compared with EUR 0.37 (basic) and EUR 0.37 (diluted).

PERSONNEL

The average number of employees during the first half was 62 860. At June 30, 2006, Nokia employed a total of 66 092 people (58 874 people at December 31, 2005).

SHARES AND SHARE CAPITAL

Nokia repurchased through its share repurchase plan a total of 35 600 000 Nokia shares on the Helsinki Stock Exchange at an aggregate price of approximately EUR 603.1 million, and an average price of EUR 16.94 per share, during the period from April 21, 2006 to June 22, 2006. The price paid was based on the market price at the time of repurchase. The shares were repurchased to be used for the purposes specified in the authorization held by the Board. The aggregate par value of the shares purchased was EUR 2 136 000, representing approximately 0.9% of the share capital of the company and of the total voting rights. These new holdings did not have any significant effect on the relative holdings of the other shareholders of the company, nor on their voting power.

Effective April 6, 2006, a total of 341 890 000 shares held by Nokia Corporation were cancelled pursuant to the shareholders’ resolution taken at the Annual General Meeting on March 30, 2006. As a result of the cancellation, the share capital was reduced by the aggregate par value of the shares cancelled, EUR 20 513 400, corresponding to less than 8.4% of the share capital of the company and of the total voting rights. The cancellation did not have a significant effect on the relative holdings of the other shareholders of the company, nor on their voting power.

As announced on April 21, 2006, Nokia disposed of and transferred a total of 2 014 437 Nokia shares held by it as settlement under the Performance Share Plan 2004 to the Plan participants, employees of Nokia Group. The aggregate par value of the shares transferred was EUR 120 866.22, representing approximately 0.05% of the share capital of the company and the total voting rights. The transfer did not have a significant effect on the relative holdings of the other shareholders of the company nor on their voting power.

Nokia was informed that the holdings of The Capital Group Companies, Inc, a holding company for several subsidiary companies engaged in investment management activities, had exceeded 5% of the share capital of Nokia. As of April 21, 2006, The Capital Group Companies, Inc. and its subsidiaries held through their clients a total of 211 684 445 Nokia shares consisting of both ADRs and ordinary shares, which corresponded to approximately 5.17% of the share capital of Nokia.

On June 30, 2006, Nokia and its subsidiary companies owned 38 404 407 Nokia shares. The shares had an aggregate par value of EUR 2 304 264.40, representing approximately 0.9% of the share capital of the company and of the total voting rights. The total number of shares on June 30, 2006 was 4 093 931 111 and the share capital was EUR 245 635 866.66.

Q2 2006 BY BUSINESS GROUP, EUR million (unaudited)

	Mobile Phones	Multimedia	Enterprise Solutions	Networks	Common Group Functions	Eliminations	Group

Net sales	5 875	1 891	283	1 766		-2	9 813
Gross profit	1 738	770	121	603	8		3 240
Gross margin,%	29.6	40.7	42.8	34.1			33.0
Research and development expenses	-315	-228	-87	-292	-59		-981
% of net sales	5.4	12.1	30.7	16.5			10.0
Selling and marketing expenses	-412	-222	-77	-131	-9		-851
% of net sales	7.0	11.7	27.2	7.4			8.7
Administrative and general expenses	-19	-11	-22	-55	-61		-168
% of net sales	0.3	0.6	7.8	3.1			1.7
Other operating income and expenses	-13	-5	2	274	4		262

Operating profit	979	304	-63	399	-117		1 502
Operating margin,%	16.7	16.1	-22.3	22.6			15.3

Q2 2005 BY BUSINESS GROUP, EUR million (unaudited)

	Mobile Phones	Multimedia	Enterprise Solutions	Networks	Common Group Functions	Eliminations	Group

Net sales	4 864	1 377	198	1 620	—	0	8 059
Gross profit	1 538	612	91	641	5	—	2 887
Gross margin,%	31.6	44.4	46.0	39.6			35.8
Research and development expenses	-332	-215	-83	-290	-51	—	-971
% of net sales	6.8	15.6	41.9	17.9			12.0
Selling and marketing expenses	-419	-220	-63	-118	-5	—	-825
% of net sales	8.6	16.0	31.8	7.3			10.2
Administrative and general expenses	-15	-9	-20	-57	-28	—	-129
% of net sales	0.3	0.7	10.1	3.5			1.6
Other operating income and expenses	17	-42	-1	33	35		42
Operating profit	789	126	-76	209	-44	—	1 004
Operating margin,%	16.2	9.2	-38.4	12.9			12.5

NOKIA NET SALES BY GEOGRAPHIC AREA, EUR million (unaudited)

	4-6/2006	Y-o-Y change, %	4-6/2005	1-12/2005

Europe	3 636	13	3 216	14 297
Middle-East & Africa	1 335	11	1 207	4 554
China	1 242	44	863	3 846
Asia-Pacific	2 055	47	1 396	6 007
North America	674	5	642	2 841
Latin America	871	18	735	2 646
Total	9 813	22	8 059	34 191

NOKIA PERSONNEL BY GEOGRAPHIC AREA

	30.06.2006	Y-o-Y change, %	30.06.2005	31.12.2005

Europe	39 155	5	37 131	37 053
Middle-East & Africa	729	214	232	355
China	6 780	28	5 301	6 119
Asia-Pacific	7 925	133	3 395	4 518
North America	6 103	-8	6 653	6 369
Latin America	5 400	40	3 857	4 460
Total	66 092	17	56 569	58 874

CONSOLIDATED PROFIT AND LOSS ACCOUNT, IFRS, EUR million (unaudited)

	4-6/2006	4-6/2005	1-6/2006	1-6/2005	1-12/2005

Net sales	9 813	8 059	19 320	15 455	34 191
Cost of sales	-6 573	-5 172	-12 856	-9 829	-22 209

Gross profit	3 240	2 887	6 464	5 626	11 982
Research and development expenses	-981	-971	-1 927	-1 890	-3 825
Selling and marketing expenses	-851	-825	-1 539	-1 382	-2 961
Administrative and general expenses	-168	-129	-333	-292	-609
Other income	335	91	387	144	285
Other expenses	-73	-49	-183	-84	-233

Operating profit	1 502	1 004	2 869	2 122	4 639
Share of results of associated companies	8	1	12	-3	10
Financial income and expenses	55	103	129	181	322

Profit before tax	1 565	1 108	3 010	2 300	4 971
Tax	-401	-297	-782	-617	-1281

Profit before minority interests	1 164	811	2 228	1 683	3 690
Minority interests	-24	-12	-40	-21	-74

Profit attributable to equity holders of the parent	1 140	799	2 188	1 662	3 616

Earnings per share, EUR
(for profit attributable to the equity holders of the parent)
Basic	0.28	0.18	0.53	0.37	0.83
Diluted	0.28	0.18	0.53	0.37	0.83

Average number of shares (1 000 shares)
Basic	4 075 726	4 414 689	4 112 804	4 437 052	4 365 547
Diluted	4 093 122	4 416 894	4 127 661	4 438 919	4 371 239

Depreciation and amortization, total	163	171	352	351	712

Share-based compensation expense, total	28	14	57	25	104

CONSOLIDATED BALANCE SHEET, IFRS, EUR million (unaudited)

	30.06.2006	30.06.2005	31.12.2005
ASSETS
Non-current assets
Capitalized development costs	248	265	260
Goodwill	452	90	90
Other intangible assets	272	213	211
Property, plant and equipment	1 603	1 564	1 585
Investments in associated companies	204	192	193
Available-for-sale investments	247	220	246
Deferred tax assets	695	705	692
Long-term loans receivable	19	8	63
Other non-current assets	8	19	7
	3 748	3 276	3 347
Current assets
Inventories	1 796	1 404	1 668
Accounts receivable	5 266	4 824	5 346
Prepaid expenses and accrued income	1 781	1 581	1 938
Other financial assets	149	133	89
Available-for-sale investments, liquid assets	5 121	8 163	6 852
Available-for-sale investments, cash equivalents	1 082	1 650	1 493
Bank and cash	1 670	1 359	1 565
	16 865	19 114	18 951
Total assets	20 613	22 390	22 298

SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	246	266	266
Share issue premium	2 612	2 388	2 458
Treasury shares	-644	-554	-3 616
Translation differences	22	20	69
Fair value and other reserves	-81	-135	-176
Retained earnings (1)	8 891	11 236	13 154
	11 046	13 221	12 155
Minority interests	94	177	205
Total equity	11 140	13 398	12 360

Non-current liabilities
Long-term interest-bearing liabilities	70	20	21
Deferred tax liabilities	133	144	151
Other long-term liabilities	118	96	96
	321	260	268
Current liabilities
Short-term borrowing	337	436	377
Accounts payable	3 509	3 061	3 494
Accrued expenses (1)	3 000	2 783	3 320
Provisions	2 306	2 452	2 479
	9 152	8 732	9 670
Total shareholders’ equity and liabilities	20 613	22 390	22 298

Interest-bearing liabilities	407	456	398
Shareholders’ equity per share, EUR	272	301	291
Number of shares (1 000 shares) (2)	4 055 527	4 392 349	4 172 376

1)

Dividends to Nokia shareholders, EUR 1 512 million in 2006 (EUR 1 463 million in 2005), were deducted from retainedearnings and recorded within accrued expenses as a liability at the end of the first quarter 2006 and 2005, respectively.

Dividends were paid in April and had an impact on cash flow and gearing in the second quarter.
2)	Shares owned by Group companies are excluded.

CONSOLIDATED CASH FLOW STATEMENT, IFRS, EUR million (unaudited)

	1-6/2006	1-6/2005	1-12/2005
Cash flow from operating activities
Profit attributable to equity holders of the parent	2 188	1 662	3 616
Adjustments, total	819	848	1 774
Profit attributable to equity holders of the parent before change in net working capital	3 007	2 510	5 390
Change in net working capital	-712	-232	-366
Cash generated from operations	2 295	2 278	5 024
Interest received	108	136	353
Interest paid	-6	-16	-26
Other financial income and expenses, net received	14	111	47
Income taxes paid	-548	-651	-1 254
Net cash from operating activities	1 863	1 858	4 144

Cash flow from investing activities
Acquisition of Group companies, net of acquired cash	-390	—	-92
Purchase of current available-for-sale investments, liquid assets	-1 473	-3 955	-7 277
Purchase of non-current available-for-sale investments	-28	-40	-89
Purchase of shares in associated companies	-9	-13	-16
Additions to capitalized development costs	-59	-80	-153
Long-term loans made to customers	-12	-8	-56
Proceeds from repayment and sale of long-term loans receivable	56	—	—
Recovery of impaired long-term loans made to customers	276	—	—
Proceeds from (+), payment of (-) other long-term loans receivable	-1	8	14
Proceeds from (+), payment of (-) short-term loans receivable	121	1	182
Capital expenditures	-312	-268	-607
Proceeds from disposal of shares in Group companies, net of disposed cash	—	5	5
Proceeds from disposal of shares in associated companies	1	—	18
Proceeds from disposal of businesses	—	—	95
Proceeds from maturities and sale of current available-for-sale investments, liquid assets	3 105	4 900	9 402
Proceeds from sale of current available-for-sale investments	—	247	247
Proceeds from sale of non-current available-for-sale investments	6	—	3
Proceeds form sale of fixed assets	8	101	167
Dividends received	—	—	1
Net cash from investing activities	1 289	898	1 844

Cash flow from financing activities
Proceeds from stock option exercises	31	—	2
Purchase of treasury shares	-1 955	-1 196	-4 258
Proceeds from long-term borrowings	57	1	5
Repayment of long-term borrowings	-7	—	—
Proceeds from (+), payment of (-) short-term borrowings	-6	340	212
Dividends paid	-1 536	-1 498	-1 531
Net cash used in financing activities	-3 416	-2 353	-5 570

Foreign exchange adjustment	-42	149	183
Net increase (+)/decrease (-) in cash and cash equivalents	-306	552	601
Cash and cash equivalents at beginning of period	3 058	2 457	2 457
Cash and cash equivalents at end of period	2 752	3 009	3 058

NB: The figures in the consolidated cash flow statement cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, IFRS, EUR million (unaudited)

	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Retained earnings	Before minority	Minority interest	Total equity
Balance at December 31, 2004	280	2 272	-2 022	-126	69	13 765	14 238	168	14 406
Impact of implementing IFRS 2		94				-101	-7		-7
Impact of implementing IAS 39R					-56	56	—		—
Revised balance at December 31, 2004	280	2 366	-2 022	-126	13	13 720	14 231	168	14 399
Tax benefit on stock options exercised		-5					-5		-5
Translation differences				307			307	21	328
Net investment hedge losses				-161			-161		-161
Cash flow hedges, net of tax					-164		-164		-164
Available-for-sale investments, net of tax					16		16		16
Other decrease, net						-19	-19	2	-17
Profit						1 662	1 662	21	1 683
Total recognized income and expense	—	-5	—	146	-148	1 643	1 636	44	1 680
Stock options exercised related to acquisitions		-1					-1		-1
Share-based compensation		14					14		14
Acquisition of treasury shares			-1 204				-1 204		-1 204
Reissuance of treasury shares			8				8		8
Cancellation of treasury shares	-14	14	2 664			-2 664	—		—
Dividend						-1 463	-1 463	-35	-1 498
Total other equity movements	-14	27	1 468	—	—	-4 127	-2 646	-35	-2 681
Balance at June 30, 2005	266	2 388	-554	20	-135	11 236	13 221	177	13 398

Balance at December 31, 2005	266	2 458	-3 616	69	-176	13 154	12 155	205	12 360
Tax benefit on stock options exercised		17					17		17
Translation differences				-99			-99	-9	-108
Net investment hedge losses				52			52		52
Cash flow hedges, net of tax					133		133		133
Available-for-sale investments, net of tax					-38		-38		-38
Other decrease, net						-12	-12	—	-12
Profit						2 188	2 188	40	2 228
Total recognized income and expense	—	17	—	-47	95	2 176	2 241	31	2 272
Stock options exercised		28					28		28
Stock options exercised related to acquisitions		-1					-1		-1
Share-based compensation		87					87		87
Settlement of performance shares		3	34				37		37
Acquisition of treasury shares			-1 992				-1 992		-1 992
Reissuance of treasury shares			3				3		3
Cancellation of treasury shares	-20	20	4 927			-4 927	—		—
Dividend						-1 512	-1 512	-23	-1 535
Acquisition of minority interests							—	-119	-119
Total of other equity movements	-20	137	2 972	—	—	-6 439	-3 350	-142	-3 492
Balance at June 30, 2006	246	2 612	-644	22	-81	8 891	11 046	94	11 140

COMMITMENTS AND CONTINGENCIES, EUR million (unaudited)

	GROUP
	30.06.06	30.06.05	31.12.2005

Collateral for own commitments
Property under mortgages	18	18	18
Assets pledged	27	11	10

Contingent liabilities on behalf of Group companies
Other guarantees	426	241	276

Contingent liabilities on behalf of other companies
Guarantees for loans	13	6	—
Other guarantees	2	3	2

Leasing obligations	599	633	664

Financing commitments
Customer finance commitments	214	50	13

NOTIONAL AMOUNTS OF DERIVATIVE FINANCIAL INSTRUMENTS, EUR million(1) (unaudited)

	30.06.06	30.06.05	31.12.2005

Foreign exchange forward contracts (2)	34 590	28 032	29 991
Currency options bought (2)	451	393	284
Currency options sold (2)	236	219	165
Interest rate swaps and futures	4 259	4 156	50
Cash settled equity options (3)	150	147	150

(1)	Includes the gross amount of all notional values for contracts that have not yet been settled or cancelled.
The amount of notional value outstanding is not necessarily a measure or indication of market risk, as the exposure of certain contracts may be offset by that of other contracts.
(2)	Notional amounts include contracts used to hedge the shareholders’ equity of foreign subsidiaries.
(3)	Cash settled equity options can be used to hedge risks relating to incentive programs and investment activities.

1 EUR = 1.260 USD

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins, E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expected timing, scope and effects of the merger of Nokia’s and Siemens’ communications service provider businesses; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 2) the availability of new products and services by network operators and other market participants; 3) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 4) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 5) competitiveness of our product portfolio; 6) timely and successful commercialization of new advanced products and solutions; 7) price erosion and cost management; 8) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond to changes in the competitive landscape; 9) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and solutions; 10) inventory management risks resulting from shifts in market demand; 11) our ability to source quality components without interruption and at acceptable prices; 12) our success in collaboration arrangements relating to development of technologies or new products and solutions; 13) the success, financial condition and performance of our collaboration partners, suppliers and customers; 14) any disruption to information technology systems and networks that our operations rely on; 15) our ability to protect the complex technologies that we or others develop or that we license from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and solution offerings; 16) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 17) developments under large, multi-year contracts or in relation to major customers; 18) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen; 19) the management of our customer financing exposure; 20) our ability to recruit, retain and develop appropriately skilled employees; 21) the impact of changes in government policies, laws or regulations; and 22) satisfaction of the conditions to the merger of Nokia’s and Siemens’ communications service provider businesses, and closing of transaction, and Nokia’s and Siemens’ ability to successfully integrate the operations and employees of their respective businesses; as well as 23) the risk factors specified on pages 12 - 22 of the company’s annual report on Form 20-F for the year ended December 31, 2005 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nokia, Helsinki – July 20, 2006

Media and Investor Contacts:
Corporate Communications, tel. +358 7180 34495 or +358 7180 34900
Investor Relations Europe, tel. +358 7180 34289
Investor Relations US, tel. +1 914 368 0555

www.nokia.com

- Nokia plans to report its Q3 and Q4 2006 results on October 19, 2006 and January 25, 2007 respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2006	Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel